SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-16986

Notification of Late Filing

(Check one):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F
	☒ Form 10-Q	☐ Form N-SAR

For period ended:             March 31, 2003

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☒    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant:    ACCLAIM ENTERTAINMENT, INC

Former name if applicable:

Address of principal executive office (Street and Number):    One Acclaim Plaza

City, State and Zip Code:    Glen Cove, NY 11542

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Because the registrant adopted a new fiscal year end (the registrant has changed its fiscal year end from August 31 to March 31), in accordance with the Transition Report filing requirements, the registrant is required to file with the Commission (i) a Form 10-Q quarterly report that includes financial statements for the month ended December 31, 2002 , and for the three and seven months ended March 31, 2003 as well as for the comparable periods of the prior year, supplemented by a Management’s Discussion and Analysis covering the above noted periods, and (ii) a Form 10-K annual report covering the registrant’s seven month transition period from September 1, 2002 through March 31, 2003 and the comparable period of the prior year. Due to these additional filing requirements, the registrant is unable to file on a timely basis its quarterly report on Form 10-Q for the period ended March 31, 2003.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

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Gerard F. Agoglia	516	656-5000

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2003, the registrant expects to report a net loss in the range of approximately $40 million to $50 million compared to net income of approximately $4 million for the three months ended March 31, 2002. For the seven months ended March 31, 2003, the registrant expects to report a net loss in the range of approximately $60 million to $70 million compared to net income of approximately $12 million for the seven months ended March 31, 2002. Contributing to the net losses for the three- and seven months ended March 31, 2003 were lower revenues from released product, increased provisions for price concessions and returns, higher costs of developing product, and expenses related to a business restructuring charge and an impaired asset charge relating to an office facility held for sale in the United Kingdom.

ACCLAIM ENTERTAINMENT, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2003

By:	/S/ GERARD F. AGOGLIA
Name: Gerard F. Agoglia
Title: Executive Vice President and Chief Financial Officer

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